UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partner Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2014 Up 15.8% Year over Year

Mexico City, November 5, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings today announced that total passenger traffic for October 2014 increased by 15.8 % when compared to October 2013.

This announcement reflects comparisons between October 1 through October 31, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2013	October 2014	% Change
Cancún	369,863	432,199	16.9
Cozumel	5,665	7,141	26.1
Huatulco	24,331	34,689	42.6
Mérida	108,655	116,644	7.4
Minatitlán	17,623	20,325	15.3
Oaxaca	39,581	44,878	13.4
Tapachula	13,038	13,557	4.0
Veracruz	79,955	93,865	17.4
Villahermosa	83,336	94,804	13.8
Total Domestic	742,047	858,102	15.6

International
Airport	October 2013	October 2014	% Change
Cancún	654,857	759,675	16.0
Cozumel	11,861	15,301	29.0
Huatulco	996	1,793	80.0
Mérida	7,168	7,955	11.0
Minatitlán	598	686	14.7
Oaxaca	3,375	3,139	(7.0)
Tapachula	610	898	47.2
Veracruz	6,483	6,552	1.1
Villahermosa	4,982	4,770	(4.3)
Total International	690,930	800,769	15.9

Total
Airport	October 2013	October 2014	% Change
Cancún	1,024,720	1,191,874	16.3
Cozumel	17,526	22,442	28.0
Huatulco	25,327	36,482	44.0
Mérida	115,823	124,599	7.6
Minatitlán	18,221	21,011	15.3
Oaxaca	42,956	48,017	11.8
Tapachula	13,648	14,455	5.9
Veracruz	86,438	100,417	16.2
Villahermosa	88,318	99,574	12.7
ASUR Total	1,432,977	1,658,871	15.8

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. As well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 5, 2014